SEC FILE NUMBER 000-53736
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sand Hills, Inc.
Full Name of Registrant

Former Name if Applicable

10900 Pump House Road, Suite B
Address of Principal Executive Office (Street and Number)

Annapolis Junction, Maryland 20701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sand Hills, Inc. (the “Company”) requires additional time to complete the XBRL processing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”) and exhibits. The Company could not file its Form 10-Q by May 15, 2012 without unreasonable effort or expense. The Company expects to file the Form 10-Q within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William Ochall	(240)	280-8030
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 30, 2012, Sand Hills, Inc. (“Sand Hills”) completed a reverse merger transaction among Sand Hills; United Strategies, Inc., a Delaware corporation (“USI”); Promark Technology, Inc. a Maryland corporation and wholly-owned subsidiary of USI (“Promark”); and Promark Acquisition Corporation, a Delaware corporation and a newly- created, wholly-owned subsidiary of Sand Hills (“Merger Sub”), pursuant to which Merger Sub merged with and into USI, with USI continuing as the surviving entity (the “Reverse Merger”) and Sand Hill’s wholly-owned subsidiary. Sand Hills, USI as surviving entity and subsidiary of Sand Hills, and Promark as subsidiary of USI collectively constitute the “Company.” The results of operations reflected in the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2012 reflect the earnings statements of the entities that constitute the “Company” following the Reverse Merger. For the three months ended March 31, 2012, the net loss is expected to be $403,431. In connection with the Reverse Merger, the fiscal year of the Company was changed from March 31 to June 30. Because March 31, 2011 was the fiscal year end for Sand Hills, there are no results of operations reported for the period of three months ended March 31, 2011 for Sand Hills. Sand Hills was not an operating company prior to the Reverse Merger.

Sand Hills, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2012	By:	/s/ William J. Ochall
		Name:	William J. Ochall
		Title:	Chief Financial Officer